UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 3, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

PRODUCTION GUIDANCE FOR THE YEAR ENDING 31 DECEMBER 2014

Westonaria, 3 February 2014: Further to the production update and trading statement released on 30 January 2014, Sibanye Gold (JSE: SGL & NYSE: SBGL) advises shareholders that gold production in the normal course of business from its Kloof, Driefontein and Beatrix Operations for the year ending December 2014, is expected to be approximately 44 000kg (1.4Moz). Total cash cost is expected to be approximately R270 000/kg (US$800/oz) and All-in cost, R360,000/kg (US$1 070/oz), assuming an average exchange rate of R10.50 to the US Dollar during the year. Capital Expenditure for the year has been planned at approximately R3.1bn (US$295m).

Gold production from the Kloof Operation is expected to be approximately 15 500kg (500 000oz) at total cash cost of R255 000/kg (US$755/oz) and All-in cost of R355 000/kg (US$1 050/oz). The Driefontein Operation is expected to produce approximately 18 300kg (590 000oz) at total cash cost of R260 000/kg (US$770/oz) and All-in cost of R335 000/kg (US$990/oz) and the Beatrix Operation is expected to produce approximately 10 200kg (330 000oz) at total cash cost of R320 000/kg (US$950/oz) and All-in cost of R390 000/kg (US$1 155/oz).

The guidance provided above does not include the Cooke Operations and Wits Gold, which subject to regulatory and other approvals, are expected to be acquired during the March 2014 quarter.

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 3, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer